UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

07 May 2015
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

7th May 2015
CRH plc
-----------------------

CRH plc advises that Mr. John W. Kennedy and Mr. Dan O'Connor retired from the Board at the conclusion of the Annual General Meeting on Thursday, 7th May 2015.

Remuneration Arrangements on Ceasing to Hold Office

Following their retirement, both Mr. Kennedy and Mr. O'Connor will receive their outstanding non-executive Director fees for the period to 7th May 2015.

Enquiries:

Contact
Neil Colgan
Company Secretary
Ph: +353 1 6344 340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date: 07 May 2015

By:___/s/Maeve Carton___
M. Carton
Finance Director